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Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
STEPHEN T. COHEN stephen.cohen@dechert.com +1 202 261 3304 Direct +1 202 261 3024 Fax

March 1, 2024

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Anu Dubey

Re:	UBS Series Funds (“Registrant”)

File Nos. 333-52965, 811-08767

Dear Ms. Dubey:

This letter responds to comments that you provided to Stephen T. Cohen and Devon M. Roberson of Dechert LLP in telephonic discussions on January 24 and 26, 2024, with respect to Post-Effective Amendment No. 75 to the Registrant’s registration statement filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on December 26, 2023 (the “Registration Statement”), relating to two new series of the Registrant, UBS Select 100% US Treasury Institutional Fund and UBS Select 100% US Treasury Preferred Fund (each, a “Fund” and collectively, the “Funds”). We have summarized the comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) below, followed by the Registrant’s responses.

General

1.	Comment: Please add separate class identifiers for Class P shares and Class T shares of 100% US Treasury Preferred Fund on the Registrant’s EDGAR filing page.

Response: The Registrant will update the class identifiers for the 485(b) filing as requested.

2.

Comment: Please note that all comments provided with respect to one Fund that are applicable to another Fund should be applied to such other Fund. In addition, when a comment specific to one section of the document would apply to similar disclosure elsewhere in the document, please make changes consistently throughout the document, as appropriate.

Response: The Registrant acknowledges this comment and has revised the disclosure accordingly.

UBS Select 100% US Treasury Institutional Fund Prospectus

3.

Comment: The “Annual fund operating expenses” table in the “Fund summary” section includes figures for “Other expenses.” Please disclose in a footnote that “Other expenses” are based on estimated amounts for the current fiscal year.

Response: The Registrant has revised the disclosure accordingly.

4.

Comment: The “Annual fund operating expenses” table in the “Fund summary” section includes a footnote that states such table “reflects the direct expenses of the fund and its share of expenses of 100% US Treasury Master Fund.” Please include similar disclosure as it relates to the Expense Example.

Response: The Registrant has revised the disclosure accordingly.

5.

Comment: Footnote 1 to the “Annual fund operating expenses” table in the “Fund summary” section states that the Fund has entered into a fee waiver agreement with the UBS Asset Management (Americas) Inc. (“UBS AM” or the “Adviser”). Please confirm that the fee waiver agreement will remain in place for at least one year from the effective date of the Registration Statement.

Response: The Registrant confirms the fee waiver agreement will remain in place for at least one year from the effective date of the Registration Statement.

6.

Comment: Footnote 1 to the “Annual fund operating expenses” table in the “Fund summary” section states that the fee waiver agreement with UBS AM provides that UBS AM can recoup fees or expenses waived under the fee waiver agreement and, upon termination of the agreement, UBS AM’s recoupment rights will survive. Please remove this disclosure, as the Staff views such survival of recoupment rights to be a penalty.

Response: The Registrant respectfully declines to make this change. The Registrant notes that the right to recoup arises by contract between the Fund and UBS AM. The Registrant further notes that terms of this arrangement have been approved by a majority of independent board members and that many funds in the industry have similar terms.

7.	Comment: The asterisked footnote to the “Example” table in the “Fund summary” section states “the expenses reflect the effects of the fund’s fee waiver/expense reimbursement agreement, including any recoupments, for the first year only.” (emphasis added). Please explain why the language regarding recoupments is included given that any recoupments of waived expenses should be reflected in the “other expenses” line item of the annual fund operating expenses table.

Response: The Registrant confirms that any recoupments of waived expenses are reflected in the “other expenses” line item of the annual fund operating expenses table. The Registrant has revised the disclosure accordingly.

8.

Comment: The “Principal strategies – Principal investments” sub-section in the “Fund summary” section states “[m]oney market instruments generally are short-term debt obligations and similar securities.” Please clarify what is meant by “similar securities”.

Response: The Registrant has revised the disclosure by deleting the phrase “and similar securities”.

9.

Comment: The “Principal strategies – Principal investments” sub-section in the “Fund summary” section states “the fund seeks to achieve its objective by investing 80% of its net assets (plus the amount of any borrowing for investment purposes) in securities issued by the US Treasury.” Given the Fund’s name includes the phrase “100% US Treasury”, please revise to state that the Fund will invest 100% of its net assets in securities issued by the US Treasury.

Response: The Registrant has revised the disclosure to state that, under normal circumstances, the Fund expects to invest exclusively in securities issued by the US Treasury and may also hold cash.

10.

Comment: The “Principal strategies – Principal investments” sub-section in the “Fund summary” section states “[m]any US government money market instruments pay income that is generally exempt from state and local income tax, although they may be subject to corporate franchise tax in some states.” Please revise to clarify whether the instruments in which the Fund invests are exempt from state and local tax.

Response: The Registrant has revised the disclosure accordingly.

11.

Comment: The “Principal strategies – Principal investments” sub-section in the “Fund summary” section contains disclosure regarding certain instruments the Fund may invest in on a temporary defensive basis. Please remove this disclosure as the Staff does not view temporary defensive measures as a principal investment strategy.

Response: The Registrant has revised the disclosure accordingly.

12.

Comment: Please explain why the “US Government securities risk” in the “Principal strategies – Principal risks” sub-section in the “Fund summary” section describes the risks of investing in non-US Treasury government securities as a principal risk for this Fund. Additionally, please include risk disclosure specific to US Treasury securities.

Response: The “Principal strategies – Principal risks” sub-section in the “Fund summary” section has been revised accordingly to remove references to non-US Treasury government securities and include the following disclosure:

US Government securities risk: There are different types of US government securities with different levels of credit risk, including the risk of default, depending on the nature of the particular government support for that security. Securities issued or guaranteed by the US Treasury are backed by the full faith and credit of the United States, but are guaranteed only as to the timely payment of interest and principal when held to maturity, and the market prices for such securities will fluctuate. Notwithstanding that these securities are backed by the full faith and credit of the United States, circumstances could arise that would prevent the timely payment of interest or principal, which could result in losses to the fund (e.g., congressional debt ceiling impasses).

UBS Select 100% US Treasury Preferred Fund Prospectus

13.

Comment: Please explain how it is appropriate for the UBS Select 100% US Treasury Preferred Fund to include “preferred” in its name given it invests in the same master fund as the UBS Select 100% US Treasury Institutional Fund and does not have a policy to invest 80% of its net assets in preferred securities.

Response: The Registrant notes that “preferred”, as used in the Fund’s name, does not refer to a type of investment and is instead used as a branding term. The Registrant notes that other of its series also include “preferred” in their names, and UBS Select 100% US Treasury Preferred Fund’s name is intended to align with these other series. In addition, the Registrant does not believe that including “preferred” in the name is misleading, because there are no investments or strategies that relate to Treasury preferred securities. As a result, no change has been made in response to this comment.

14.

Comment: The “Buying shares” sub-section in the “Managing your fund account” section states “[y]ou buy shares at the net asset value next determined after receipt of your purchase order in good form by the transfer agent.” Please revise to include “or financial intermediary” after “transfer agent”.

Response: The Registrant has revised the disclosure accordingly.

15.

Comment: The “Selling shares” sub-section in the “Managing your fund account” section states “[y]ou sell shares based upon the net asset value next determined after receipt of your redemption order in good form by the transfer agent.” Please revise to include “or financial intermediary” after “transfer agent”.

Response: The Registrant has revised the disclosure accordingly.

Statement of Additional Information (“SAI”)

16.

Comment: The first page of the SAI states “UBS Asset Management (Americas) Inc. (“UBS AM”) is the investment adviser and administrator for the master funds and the administrator for the feeder funds.” Please clarify that UBS AM is also the investment adviser to the feeder funds.

Response: The Registrant respectfully declines to make this change. The Registrant notes that there is no advisory relationship between the Funds and UBS AM as the Funds are “feeder” funds in a master-feeder structure, and an advisory relationship only exists with respect to the master fund.

17.

Comment: The section captioned “The funds and their investment policies” states “[e]ach fund maintains a dollar-weighted average portfolio maturity of 60 days or less; each fund maintains a dollar-weighted average life for its portfolio of 120 days or less.” Please add this disclosure to the Funds’ summary prospectuses.

Response: The Registrant respectfully declines to make this change. The Registrant notes that this disclosure reflects the requirements of Rule 2a-7, with which the Funds comply in order to qualify as money market funds. As such, the Registrant does not view this limitation as a principal investment strategy and believes this information is appropriately disclosed in the SAI.

*   *   *

Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen

cc:	Keith A. Weller – Vice President and Secretary of UBS Series Funds

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